
July 9, 2021

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

> **Re: Lytus Technologies Holdings PTV. Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed June 15, 2021**
> **File No. 333-254943**

Dear Mr. Pandya:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 34

1. We note your revised capitalization table in response to prior comment 4. Please address the following items;
    *   Provide an additional bulleted item to disclose the items included in your Adjustments column. In addition, this column should be identified as Pro Forma, As Adjusted.
    *   Revise your table to include the proceeds from this offering in your Pro Forma, As Adjusted column. Refer to Item 4 of Form F-1 and Instructions to Item 3.B of Form

      20-F.
- Provide disclosure to discuss the impact of a $1.00 increase (decrease) in your assumed initial public offering price.

Key Factors For Our Performance, page 37

2. We have reviewed your response to prior comment 5. We note you have removed your number of subscribers as of March 31, 2020. Please include your number of subscribers as of March 31, 2020 and December 31, 2020 within your Number of Subscribers. In addition, we note you continue to disclose Net Surplus Rate as a percentage, but define it as an amount. Please revise to be consistent.

Critical Accounting Policies
Trade Receivable, page 39

3. We have reviewed your response to prior comment 6. Please include more of the information provided in your response in your disclosure.

Going Concern, Liquidity and Capital Resources, page 41

4. Your response to prior comment 7 indicates that you "still have approximately 1.8 million subscribers that are regularly paying their monthly subscription fees." However, as discussed, the pandemic and lockdown have disrupted your operations since customers may be unable to make cash payments due to closures of office buildings and banks. Please clarify how your 1.8 million subscribers are able to regularly able to pay their monthly subscription fees in this environment. Disclose the percentage of your 1.8 million subscribers that pay by cash and whether any of those accounts are in arrears. Discuss how you are able to verify the number of your paying customers in light of these challenges and the fact that you have not been directly billing subscribers or maintaining direct relationships with the local agents responsible for collecting subscription revenue from customers. Further, we note that the independent consultant's report and resolution on payments to and from Reachnet was due by the final day of the lockdown. Your prior disclosure indicated that the lockdown was scheduled to be relaxed on July 1, 2021. When the report is available, please update your disclosure accordingly.

Corporate History, page 47

5. We have reviewed your response to prior comment 9 to include historical audited financial statements for the two most recent fiscal years and recent interim period for DDC. Please provide pro forma financial information to reflect the entity's acquisition of DDC. Refer to Article 11 of Regulation S-X.

Involvement in Certain Legal Proceedings, page 71

6. We note your discussion of a recent lawsuit involving your CEO Dharmesh Pandya and Nextecworks. Please clarify if Mr. Pandya is still affiliated with Nextecworks

Dharmesh Pandya
Lytus Technologies Holdings PTV. Ltd.
July 9, 2021
Page 3

and if this entity has a relationship with the Lytus Group.

Report of Independent Registered Public Accounting Firm, page F-3

7. We note your auditor refers to the year-end of Lytus Technologies Holdings PTV Ltd. as
    of March 18, 2020 and the period ended March 18, 2020. However, a balance sheet is not
    provided as March 18, 2020, and your financial statements currently show the predecessor
    period ending March 15, 2020. Please have your auditors revise or advise.

Note 3 - Other Income, page F-22

8. We have reviewed your response to prior comment 14. It continues to remain unclear to
    us why you have presented the US$15 million as other income. In this regard, we note
    your analysis in Annex D why you believe this transaction does not meet the performance
    obligations under IFRS 15. However, you disclose on page F-22 that as part of this
    agreement, you acquired the income entitlement rights. Refer to IFRS 15.BC52 - BC59.
    We further note your statement on page F-22, that "effective 1 April 2020, and thereafter,
    the income arising from the said contracts would be recognized as "Operating Revenue"
    and the customers would be billed directly by the Group." In consideration that this
    US$15 million is recognized as net and as Other Income prior to April 1, 2020 and then
    gross as Operating Revenue effective April 1, 2020, please explain in sufficient detail how
    you concluded this provides consistent presentation period over period. Refer to IAS
    1.45.

Revenue, page F-49

9. Your response to prior comment 16, that your "disaggregated revenues are disclosed in the
    consolidated statements of operations" is unclear to us. In this regard, you currently
    present Operating revenue as a single line item in your statements of operations on pages
    F-5 and F-42. As such, we repeat our prior comment to disaggregate your revenue by
    source, noting that you have subscription revenues, carriage/placement/marketing
    incentive revenues, and advertising revenues. Refer to IFRS 15.114 and 115.

Note 6 - Trade Receivables, page F-61

10. We have reviewed your response to prior comment 17 clarifying the nature of trade
    receivables and other receivables. We further note your disclosure on page F-22 that
    revenue from the acquired customers in the Reachnet agreement are recognized as "other
    income" and effective April 1, 2020 and thereafter, the income from the said contracts will
    be recognized as operating revenue. Tell us how you considered your current trade
    receivables and other receivables presentation as consistent period over period. Refer to
    IAS 1.45.

Note 17 - Equity, page F-66

11.   We have reviewed your response to prior comment 18 and note you continue to show 33,854,062 shares issued during the interim period ended December 31, 2020. Expand your disclosure in Note 17 to clarify the nature of this issuance, as well as including the information provided in your response. Refer to IAS 1.79(a).

   You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Craig Wilson, Office Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: M. Ali Panjwani, Esq.